UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING



(Check One):   [  ]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [X]Form 10-Q
               [  ]Form N-SAR


         For Period Ended:  March 31, 2004

         [   ] Transition Report on Form 10-K
         [   ] Transition Report on Form 20-F
         [   ] Transition Report on Form 11-K
         [   ] Transition Report on Form 10-Q
         [   ] Transition Report on Form N-SAR

         For Transition Period Ended:  Not Applicable.
________________________________________________________________________________
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
________________________________________________________________________________

PART I--REGISTRANT INFORMATION
________________________________________________________________________________

Genemax Corp.
________________________________________________________________________________
Full Name of Registrant

________________________________________________________________________________
Former Name if Applicable

1681 Chestnut Street, Suite 400
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada V6J 4M6
________________________________________________________________________________
City, State and Zip Code


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PART II--RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

            |    (a)      The reasons  described in  reasonable  detail in Part
            |             III of this  form  could  not be  eliminated  without
            |             unreasonable effort or expense;
            |
      /X/   |    (b)      The  subject  annual  report,  semi-annual
            |             report,  transition  report on Form 10-K,  Form 20-F,
            |             11-K or Form N-SAR,  or portion thereof will be filed
            |             on or before the fifteenth calendar day following the
            |             prescribed due date; or the subject  quarterly report
            |            or transition report on Form 10-Q, or portion thereof
            |             will be filed on or  before  the fifth  calendar  day
            |             following the prescribed due date; and
            |
            |    (c)      The  accountant's statement or other exhibit required
            |             by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

         The registrant is unable to file its quarterly report on Form 10-QSB for the quarter ended March 31, 2004 within the prescribed period because of delays in compiling financial information for disclosure in the 10-QSB because of the departure of the registrant's chief financial officer.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Henry F. Schlueter, Esq.         (303)              292-3883
         _______________________________________________________________________
                        (Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No
         _______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ X ] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company anticipates that its net loss for the quarter ended March 31, 2004 will be approximately $669,659, as compared to a net loss of $847,648 during the quarter ended March 31, 2003. The decreased loss is primarily the result of a decrease in consulting fees of $44,168 and decreased office and general expenses of $272,343 during the quarter ended March 31, 2004 as compared to the quarter ended March 31, 2003. The decreased consulting fees and office and general expenses were the result of reduced administration and investor relations activities since the termination of contracts with Investor Communications International, Inc. and International Market Trend, AG on December 31, 2003.


                                  Genemax Corp.
                                  _____________
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  May 17, 2004                   By:        /s/ Ronald Handford
___________________                     _____________________________________
                                           Ronald Handford, Chief Executive
                                           Officer and Chief Financial
                                           Officer




INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.